Exhibit 99.9.1

SASOL LIMITED

BOARD CHARTER

Latest revision approved: 21 February 2025

1 Sasol Limited Board Charter Latest revision approved: 21 February 2025

1.	INTRODUCTION
1.1

This Board Charter is subject to the provisions of the South African Companies Act, 71 of 2008, (the Companies Act), Sasol Limited’s (the Company) Memorandum of Incorporation (MOI) and any other applicable law or regulatory provision. This charter does not replace or amend the MOI in any way whatsoever. References to the male gender are intended to equally reflect as references to the female gender.

1.2

The Company is listed on the Johannesburg Stock Exchange and is the holding company of a number of unlisted South African and non-South African subsidiaries. As such, the Sasol Limited board of directors (the Board) has oversight responsibility for all statutory and operating entities comprising the Sasol group of companies (the Group) and this Board Charter should be interpreted as applicable to both the Company and the Group.

2.	PURPOSE OF THE BOARD CHARTER
2.1	The purpose of the Board Charter is to provide a concise overview of:
2.1.1	the roles, responsibilities, functions and powers of the Board, individual directors and the executives of the Company;
2.1.2	the powers delegated to various committees of the Board;
2.1.3	relevant principles of the Company’s limits and delegations of authority and matters reserved for decision-making by the Board; and
2.1.4

the policies and practices of the Board in respect of matters such as corporate governance, trading by directors in the securities of the Company, declarations and conflicts of interests, Board meeting documentation and procedures, composition of the Board and the nomination, appointment, induction, training and evaluation of directors and members of Board committees.

3.	THE BOARD, DIRECTORS, SHAREHOLDERS, EXECUTIVES AND THE COMPANY SECRETARY
3.1	The Shareholders
3.1.1	Matters reserved for decision-making by the shareholders of the Company are set out in the MOI[1] and the Companies Act.
3.1.2

A matter reserved for decision-making by the shareholders is considered by the Board before it is recommended to the shareholders for decision-making. The Board will, where appropriate, provide the shareholders with its recommendation and the relevant material information in respect of resolutions proposed for shareholder approval.

1 For a copy of the MOI adopted by shareholders on 2 December 2022 refer to https://www.sasol.com/investor-centre/corporate- governance/memorandum-incorporation

2 Sasol Limited Board Charter Latest revision approved: 21 February 2025

3.1.3

It is the policy of the Company to accurately disclose company information to shareholders and potential investors in such a way that the shareholders are apprised of all material aspects of the business of the Company.

3.1.4

Directors and executive management are expected to attend shareholders’ meetings. The Chairmen of all Board committees are expected to be available at the Company’s annual general meeting to respond to relevant questions or queries.

3.1.5	Proceedings at meetings of shareholders are governed by the provisions of the Companies Act and the MOI.
3.2	The Board
3.2.1	General powers of the Board
3.2.1.1

The role, function and powers of the Board, its members and its committees as well as its relationship vis-à-vis other organs of the Company and its direct and indirect subsidiaries and joint ventures are determined by law, the MOI of the Company, agreements such as shareholders’ agreements (where relevant), corporate governance best practices and decisions and policies of the Board.

3.2.1.2

The Board is responsible for steering the Company and setting its strategic direction[2]. In managing or directing the affairs of the Company the Board has authority to exercise all the powers and perform any of the functions of the Company except to the extent that the Companies Act or MOI provide otherwise[3].

3.2.1.3

The Board accordingly has the power to make any decision in respect of the Company which has not been specifically reserved for decision-making by the shareholders. This power includes the power to exercise the rights as direct or indirect shareholder of Group companies.

3.2.1.4	The Board exercises its powers responsibly:
a.	in the best interests of the Company over time with due regard to the legitimate and reasonable needs, interests and expectations of stakeholders of the Company; and
b.

in compliance with the requirements of applicable laws and adopted, non-binding rules, codes and standards, and the listings requirements of the stock exchanges on which the securities of the Company are listed, principles of sound corporate governance and Board policies and procedures.

3.2.2	The role, functions and responsibilities of the Board
3.2.2.1	Within the powers conferred upon the Board by the MOI and the Companies Act, the Board has determined its main function and responsibility as being to add significant value to the Company by:
a.	Retaining full and effective control over the Company and providing effective and ethical leadership in the best interest of the Company;

2 King IV Report on Corporate Governance for South Africa 2016 (King IV)

3 Section 66 Companies Act and paragraph 26.1 of the MOI

3 Sasol Limited Board Charter Latest revision approved: 21 February 2025

b.

Informing and setting the strategic direction of the Company and ensuring that strategy, risk, compliance, performance and sustainability considerations are effectively integrated and appropriately balanced;

c.

Determining and setting the tone of the Company values including principles of ethical business practice, human rights considerations and the requirements of being a responsible corporate citizen, which includes assessing and responsibly responding to the negative consequences of the Company’s activities and outputs on the triple context[4] in which it operates and the capitals[5] to which it applies;

d.

Bringing independent, informed and effective judgment to bear on material decisions of the Company and Group companies including material Company and group policies, the governance framework and delegated authorities, appointment and removal of the President and Chief Executive Officer (CEO) and Group Executive Committee members, major capital expenditure, material transactions and Company and consolidated group budgets;

e.

Satisfying itself that the Company and Group companies are governed effectively in accordance with corporate governance best practices, appropriate and relevant non- binding industry rules, codes and standards and internal control systems to (i) maximise returns sustainably, (ii) safeguard the people, assets and reputation of the Group, and (iii) ensure an effective control environment and compliance with applicable laws, adopted, non-binding rules, codes and standards and regulations;

f.

Monitoring and implementation by Group companies, Board committees and executive management of the Board’s strategies, decisions, values and policies with a structured approach to governance, compliance, integrated reporting, risk management and combined assurance;

g.

Ensuring that the Company has duly constituted, and effective Board committees as required by the Companies Act, MOI and recommended by best corporate governance practice that the Company chooses to apply;

h.	Ensuring that there is an effective risk based internal audit;
i.

Governing the disclosure control processes of the Company including ensuring the integrity of the Company’s integrated report[6], Form 20F and reporting on the effectiveness of the Company’s system of internal controls and internal controls over financial reporting (ICFR) and the prompt disclosure of price sensitive information;

j.	Ensuring that disputes are resolved as effectively, efficiently and expeditiously as possible; and
k.	Monitoring of the relationship between the Company and its stakeholders.

4 Defined in King IV as “the combined context of the economy, society and environment in which the Company operates”

5 Defined in King IV as “the stocks of value on which all organisations depend for their success as inputs to their business model, and which are increased, decreased or transformed through the organisation’s business activities and outputs”

6 King IV defines integrated reporting as “a process founded on integrated thinking that results in a periodic integrated report by an organisation about value creation over time. It includes related communications regarding aspects of value creation. An integrated report could be a standalone report which connects the more detailed information I other reports.”

4 Sasol Limited Board Charter Latest revision approved: 21 February 2025

3.2.3	Matters reserved for decision-making by the Board
3.2.3.1	Without derogating in any way from the general powers of the Board[7], the Board from time to time determines, in terms of the governance framework and delegated authorities, which matters are:
a.	reserved for final decision-making by the Board or Board committees; or
b.	require the Board’s or Board committees’ consent before a final decision is made.
3.2.3.2	The Board has delegated all authority, not expressly reserved for the Board, to the CEO, who shall be liable and accountable to the Board, and obliged to report all material matters to the Board.
3.2.4	Composition of the Board, promotion of broader diversity policy, appointment, rotation and independence
3.2.4.1

The Board comprises a balance of executive and non-executive directors, with a majority of non-executive directors. A majority of the non-executive directors are independent. The Board should at all times be suitably constituted and do everything necessary to appropriately fulfil its role and responsibilities.

3.2.4.2

The Board may determine the number of directors on the Board at any time, subject to the proviso that the Board may comprise a maximum of sixteen (16) directors and a minimum of ten (10) directors. A maximum of five (5) salaried employees of the Company may simultaneously hold the office of director[8].

3.2.4.3

The directors must elect a Chairman, Deputy Chairman and/ or Lead Independent Director and determine the period for which they are to hold office[9]. In addition, the Board must appoint a Chief Executive Officer and an executive financial director[10].

3.2.4.4	The Board is empowered to fill vacancies on the Board[11].
3.2.4.5

Only individuals with sound ethical reputations and business or professional acumen and who have sufficient time to effectively fulfil their role as Board member, will be considered for appointment to the Board. In order to determine whether a director is over committed the following criteria, amongst others, will be considered:

a.	If the director is not an executive office officer of any public company, he may hold the chairmanship of the Company as well as that of one other public listed company.
b.	Non-executive directors of the Company should not hold a total of more than three (3) directorships of public listed companies.
c.	If the director is an executive office holder (including an executive director) of a public company, he cannot hold any other directorships of a public listed company.

7 See 3.2.2 above and clause 26.1 of the MOI

8 See clause 22.1 of the MOI

9 See clause 29.4 of the MOI

10 See clause 26.3 of the MOI

11 See clause 22.4 of the MOI

5 Sasol Limited Board Charter Latest revision approved: 21 February 2025

3.2.4.6

Should the Nomination and Governance Committee be of the view that a director is over committed, the Chairman will meet with that director to discuss the resolution of the matter to the satisfaction of the Committee.

3.2.4.7

Individuals with material enduring conflicts of interest with the Company or any Group company that cannot be reasonably managed by the normal methods of declaration of interests and temporary recusal from meetings will not be considered for appointment. Directors shall not co-invest with the Company in any project.

3.2.4.8

The Board recognises and embraces the benefits of having a diverse Board, appreciates that diversity at Board level is an essential component for sustaining a competitive advantage and is committed to ensuring a diverse and inclusive culture at Board level where directors believe that their views are heard, their concerns are attended to and they serve in an environment where bias, discrimination and harassment are not tolerated.

3.2.4.9

Race, age, culture and gender diversity, underpinned by the relevant field of knowledge, relevant skills as well as business, geographic and academic experience and background, enhance the composition of a truly diverse Board. It is the policy of the Board that broader diversity at Board level will be promoted, all facets of diversity will be considered in determining the optimal composition of the Board. All Board appointments are made on merit, having due regard for the benefits of diversity to enable the Board to be effective in the exercise of its responsibilities.

3.2.4.10

Directors are appointed through a formal process and the Nomination and Governance Committee assists with the process of identifying suitable candidates to be proposed to the Board and shareholders. The Nomination and Governance Committee also assists with the review of Board effectiveness, which includes, amongst others, its composition.

a.

In reviewing independence, the Nomination and Governance Committee considers the listings requirements of the Johannesburg Stock Exchange (JSE) and New York Stock Exchange (NYSE) as well as the Companies Act and King IV. In particular King IV provides that a director can be determined to be independent if, when judged from the perspective of a reasonable and informed third party, that the director has no interest, position, association or relationship which is likely to unduly influence or cause bias in decision-making in the best interests of the Company. In addition to the indicators to be considered to determine independence; friendships, and long- standing relationships, will also be considered to determine whether it may unduly influence the independence of a director.

b.

In reviewing Board composition, the Nomination and Governance Committee will consider the benefits of all aspects of diversity in order to enable the Board to discharge its duties and responsibilities effectively.

c.

In identifying suitable candidates for appointment to the Board, the Nomination and Governance Committee will consider candidates on merit against objective criteria based on the requisite skills determined by the Committee from time to time and with due regard for the benefits of diversity on the Board.

d.	As part of the performance evaluation of the effectiveness of the Board, its committees and individual directors, the Nomination and Governance Committee will

6 Sasol Limited Board Charter Latest revision approved: 21 February 2025 consider the balance of diversity requirements and representation on the Board, including gender and other factors relevant to its effectiveness.

3.2.4.11

The Nomination and Governance Committee may annually review and agree measurable objectives for achieving diversity on the Board that are appropriate for the Company. Progress against these objectives will be disclosed in the annual integrated report.

3.2.4.12

Directors appointed by the Board, retire as directors at the first subsequent annual general meeting unless elected at such meeting[12]. At least one third of incumbent directors retire by rotation at each annual general meeting and are eligible for re-election, subject to 3.2.4.15.

3.2.4.13

A director that has held office for a period of five (5) years since his/her last election, which election took place prior to 25 November 2016, or if he/she has held office for a period of nine (9) years since his/her first election, which election took place on or after 25 November 2016, shall retire at the annual general meeting if not included as one of the directors to retire by rotation.

3.2.4.14

Retiring directors may be re-elected provided they are eligible[13] and subject to 3.2.4.15. The Board may, under exceptional circumstances only, nominate a director who served for nine(9) years for re-election for additional periods of one year at a time, but no such director’s term of office shall exceed twelve (12) years.

3.2.4.15	The Nomination and Governance Committee shall take into account, among other considerations, the performance of each director recommended for re-election by shareholders.
3.2.4.16	There is no age restriction and directors are allowed to serve irrespective of their age.
3.2.4.17	Executive directors retire as members of management at the age of sixty (60), unless the Board agrees to a later retirement age in the interests of the Company.
3.2.4.18

This Board Charter is considered to be an integral part of the conditions of appointment of all directors. Future letters of appointment should attach the Board Charter and specifically incorporate its terms by reference.

3.2.5	Board committees
3.2.5.1

In terms of the MOI[14] the Board is empowered to appoint Board committees and to delegate powers to such committees. The Board delegates certain functions to well-structured committees but without abdicating its own responsibilities.

3.2.5.2	Directors may attend any Board committee meeting on prior arrangement with the Chair of that committee.
3.2.5.3	Delegation is formal and involves the following:
a.	formal Terms of Reference, which includes the determination of responsibilities and delegated authority, are established and approved for each committee of the Board;

12 See clause22.4.1 of the MOI

13 See clause 22.2 of the MOI for greater clarity on director rotation

14 See clause 27.1 of the MOI

7 Sasol Limited Board Charter Latest revision approved: 21 February 2025

b.	the committees’ Terms of Reference are reviewed every second year;
c.	the committees are appropriately constituted with due regard to the skills required by each committee;
d.	the Board is supported by its committees and notes reports from and/or minutes of the meetings of each committee of the Board.
3.2.5.4	The Board has the following committees:
a.	Audit Committee
b.	Remuneration Committee
c.	Nomination and Governance Committee
d.	Safety, Social and Ethics Committee
e.	Capital Investment Committee
3.2.5.5	Refer to https://www.sasol.com/investor-centre/corporate-governance/board-charter for the terms of reference of these committees.
3.3	Board meetings and documentation
3.3.1	Frequency

The Board must hold a sufficient number of meetings to discharge all its duties as set out in this Charter. The Board meets at least quarterly and at such additional ad hoc times as may be required. The CEO ensures that the Board is kept apprised of developments between quarterly Board meetings by way of additional meetings or written reports.

3.3.2	Agenda, meeting papers and minutes
3.3.2.1	The Board must establish an annual work plan for each year to ensure that all relevant matters are covered by the agendas of the meetings planned for the year.
3.3.2.2

A detailed agenda, together with supporting documentation must be circulated approximately five (5) business days prior to each meeting to the members of the Board and other invitees. The Chairman, with the assistance of the Company Secretary, must ensure that the agenda, as prepared, raises all relevant issues requiring attention in such a way and sequence that effective proceedings are facilitated.

3.3.2.3

The Nomination and Governance Committee shall consider when required, whether the format and content of standard Board reports and submissions are appropriate and recommend to the Board such changes to Board reports or submissions as would improve the Board’s efficiency.

3.3.2.4

All meeting papers and submissions made at the Board meeting are strictly confidential and directors must under no circumstances circulate them to any other parties. Hard copies of meeting papers and Board submissions will only be provided to directors in exceptional

8 Sasol Limited Board Charter Latest revision approved: 21 February 2025 circumstances, and should be handed to the Company Secretary at the conclusion of the meeting for disposal. Directors are expected to manage their security passwords providing electronic access to their meeting packs with due care and vigilance. A record of Board submissions shall be maintained and held by the Company Secretary in line with the retention policy. Directors may arrange with the Company Secretary to obtain access to records of Board documentation and minutes if required by them in the course of discharging their duties as directors of the Company.

3.3.2.5	The minutes must be completed as soon as possible after the meeting and circulated to the Chairman of the Board for review thereof.
3.3.3	Attendance
3.3.3.1

Board members will use their best endeavours to attend all meetings of the Board and Board committees, including meetings called on an ad hoc basis for special matters, unless prior apology with reasons have been submitted to the Chairman or Company Secretary. Board members must be fully prepared for Board meetings to be able to provide appropriate and constructive input on matters for discussion. They are expected to participate fully, frankly, and constructively in Board discussions and to bring the benefit of their particular knowledge, experience, skills and abilities to bear in discharging their duties as directors.

3.3.3.2

Attendance in person at quarterly meetings of the Board and Board committees is preferred under ordinary circumstances, but electronic conferencing that allows full and effective participation in the meeting will be made available should attendance in person not be possible.

3.3.3.3	If the nominated Chairman of the Board is absent from a meeting, the Lead Independent Director will act as Chairman.
3.3.3.4	Executive management, assurance providers and advisors may attend meetings, but by invitation only and they may not vote.
3.3.4	Quorum

A representative quorum for meetings is five (5) directors of which not less than three (3) directors shall be non-executive.15

3.3.5	Written Resolutions
3.3.5.1

It is the policy of the Board to limit the use of written resolutions to instances where the resolution is not contentious or where the matter requiring decision by written resolution is of such an urgent nature that it cannot be deferred until the next Board meeting. The Chairman, with the assistance of the Company Secretary, should consider in respect of each written resolution whether an urgent extraordinary Board meeting would be a more appropriate decision-making procedure than a written resolution. Each member of the Board who is able to receive notice must receive notice of the matter to be decided by written resolution.

15 See clause 29.3.1 of the MOI

9 Sasol Limited Board Charter Latest revision approved: 21 February 2025

3.3.5.2	Decisions taken by written resolution other than at a meeting are valid decisions of the Board if approved by a majority of directors in office[16].
3.4	The Chairman
3.4.1

The Chairman is elected by members of the Board[17] and should be a non-executive director of the Board with no executive or management responsibilities. The Chairman provides leadership at Board level, represents the Board to the shareholders and is responsible for ensuring the integrity and effectiveness of the Board and its committees. The Chairman is also the Chairman of the meetings of shareholders.

3.4.2	To this end the Chairman is required to:
3.4.2.1	Set the ethical tone for the Board and the Company;
3.4.2.2	Provide overall leadership to the Board without limiting the principle of collective responsibility for Board decisions, while at the same time being aware of the individual duties of Board members;
3.4.2.3	Oversee the formal succession plan for the Board, the CEO and certain executive management appointments, such as the Chief Financial Officer;
3.4.2.4	Maintain regular dialogue with the CEO in respect of all material matters affecting the Company and the group and to consult with the other Board members promptly when considered appropriate;
3.4.2.5	Identify and participate in selecting Board members (via the Nomination and Governance Committee);
3.4.2.6

Formulate, in consultation with the CEO and Company Secretary, the yearly work plan for the Board against agreed objectives, and play an active part in setting the agenda for Board meetings - ensure that material matters in respect of the business or governance of the Company or group that he is aware of, are tabled at Board meetings;

3.4.2.7

Preside over Board meetings and ensure that material issues for consideration are tabled and interrogated effectively to ensure optimal Board decision-making and governance, manage conflicts of interest and act as a link between the Board and management, particularly the Board and the CEO;

3.4.2.8	Ensure that directors play a full and constructive role in the affairs of the Company and take a leading role in the process of removing non-performing or unsuitable directors from the Board;
3.4.2.9

Monitor how the Board works together and how individual directors perform and interact at meetings and ensure that a formal performance evaluation of the Board, Board committees and individual directors is conducted at least every two years and that every alternate year, an opportunity is provided for reflection and discussion by the Board of its performance and that of its committees, its chair and its members as a whole;

16 See clause 29.5.6 of the MOI and subject to section 75(5)(f) of the Companies Act

17 See clause 29.4.1 of the MOI

10 Sasol Limited Board Charter Latest revision approved: 21 February 2025

3.4.2.10

Ensure that all directors are appropriately made aware of their responsibilities through a tailored induction programme, and ensure that a formal programme of continual professional education is adopted at Board level;

3.4.2.11	Be accessible to the CEO between Board meetings to provide counsel and advice;
3.4.2.12	In consultation with the Remuneration Committee and the Board determine the performance objectives of the CEO and his/her performance against the objectives;
3.4.2.13	Ensure that good relations are maintained with the Company’s major shareholders and strategic stakeholders, and preside over shareholders’ meetings; and
3.4.2.14	Attend to administrative approvals in respect of the CEO, including approvals in relation to the conflict of interest and gifts and entertainment policies.
3.4.3	The Chairman:
3.4.3.1	May not be a member or chairman of the Remuneration Committee;
3.4.3.2	must be a member of, and chair the Nomination and Governance Committee;
3.4.3.3	may be a member of, but not chair the Safety, Social and Ethics and Capital Investment Committees; and
3.4.3.4	may not be a member of the Audit Committee.
3.4.4

The Chairman’s ability to add value to the Company, and the Chairman’s actual performance against criteria developed from his/her formalised role and functions should form part of an evaluation by the Board led by the Lead Independent Director or another independent non- executive director appointed by the Board at least every two years. The evaluation should consider other external chairmanships to determine whether the Chairman has the capacity to discharge his/her duties to the Company.

3.5	Deputy Chairman and Lead Independent Director
3.5.1

The Board may appoint a Deputy Chairman and / or Lead Independent Director to assist the Chairman in the execution of his/her duties and such other functions as the Board may wish to delegate to the Deputy Chairman or Lead Independent Director.

3.5.2

Where the Chairman is absent or unable to perform his/her duties or where the independence of the Chairman is questionable or impaired, the Lead Independent Director must serve in this capacity for as long as the circumstances that caused the Chairman’s absence, inability or conflict exists.

3.5.3	The Lead Independent Director is appointed to:
3.5.3.1	Assist the Board to deal with management of any actual or perceived conflicts of interest that arise on the part of the Chairman;
3.5.3.2	Preside over all meetings of the Board at which the Chairman is not present or where the Chairman is conflicted, ;

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3.5.3.3	Call meetings of the independent directors if the Chairman is conflicted;
3.5.3.4	Serve as principal liaison between the independent directors and the Chairman if the Chairman is conflicted;
3.5.3.5	Perform all such functions that cannot be performed by the Chairman due to his/her absence or the existence of a conflict of interest;
3.5.3.6	Liaise with major shareholders if requested by the Board in circumstances or transactions in which the Chairman is conflicted; and
3.5.3.7	Perform other duties that the Board may from time to time delegate to him/her.
3.6	The President and Chief Executive Officer
3.6.1	The Board appoints the President and Chief Executive Officer (CEO).
3.6.2

The CEO, who is the highest executive decision-making authority of the Company and the Group, is delegated with authority from, and accountable to, the Board for the development and successful implementation of the group strategy and the overall management and performance of the Sasol group within the framework of its policies, reserved powers and routine reporting requirements, consistent with the primary aim of enhancing long-term shareholder value.

3.6.3	The CEO:
3.6.3.1	provides executive leadership;
3.6.3.2	must inform the Board of any material matter, which may have a significant impact on the financial results or substantially impact the reputation of the group;
3.6.3.3

may sub-delegate any of the powers delegated to him/her to the GEC, the Chief Financial Officer, Executive Director and any Executive Vice President or other committee, forum or individual within the group;

3.6.3.4

attends to or delegates administrative approvals in respect of the other executive directors and Company Secretary, unless specifically required otherwise, including approvals in relation to the conflict of interest and gifts and entertainment policies; and

3.6.3.5

may exercise power and authority on, or sub-delegate, any matter necessary for the effective management and performance of the group, which is not specifically reserved for the Board or the Company’s shareholders.

3.6.4	His/her role is formalised and his/her performance is evaluated against criteria developed for their roles.
3.6.5	The CEO is accountable to the Board to, amongst other things:
3.6.5.1	Set the tone in providing ethical leadership and creating an ethical environment;

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3.6.5.2	Agree and recommend for approval to the Board matters specified in the group limits and delegation of authority framework;
3.6.5.3	Recommend the appointment of members of the executive team (members of the GEC) and ensure proper succession planning and performance appraisals of members of the executive team;
3.6.5.4	Develop and recommend to the Board the long-term strategy and vision of the Company and its quantified expression by way of critical short-, and long-term performance and sustainability targets;
3.6.5.5	Develop and recommend to the Board the annual consolidated budget, including the Company’s capital expenditure programme, that support the Company’s long-term strategy and approach to sustainability;
3.6.5.6	Ensure that the Company and Group statutory and operating entities have effective management teams and management structures;
3.6.5.7

Ensure that appropriate Company and group policies are formulated and implemented and that effective internal Company and Group controls, including internal controls over financial reporting (ICFR), legal compliance and governance measures are deployed;

3.6.5.8	Monitor and report to the Nomination and Governance Committee and the Board on the effectiveness of legal compliance controls, processes, systems and resource capacity;
3.6.5.9	Monitor the performance of the Company and the Group companies against agreed performance and sustainability targets and report appropriately to the Board about such performance;
3.6.5.10	Establish an organisational structure and operating model for the Company and the Group to ensure effective execution of the strategy, sustainability, governance and control imperatives;
3.6.5.11	Ensure adherence to the relevant industry best practices standards unless there are cogent reasons for not implementing such standards and best practices; and
3.6.5.12	Serve as chief spokesperson of the Company and the Group.
3.6.6

The CEO is appointed by the Board on recommendation of the Nomination and Governance Committee. The duration of his/her appointment, terms of appointment and compensation are determined by the Board upon recommendation of the Remuneration Committee. The Board is accountable for ensuring, with the assistance of the Nomination and Governance Committee, that a succession plan is in place for the CEO and other members of the GEC.

3.6.7

The CEO may not be a member of the Remuneration, Audit, or Nomination and Governance Committees but may attend on invitation and should recuse himself/herself when conflicts arise, particularly when his/her performance and remuneration are discussed.

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3.7	The rights and duties of individual directors
3.7.1

The Board exercises its functions jointly and no non-executive director of the Company has any authority to severally perform any act on behalf of the Company or the Group unless specifically authorised or requested by the Board. Directors are jointly accountable for the decisions of the Board.

3.7.2

Directors’ duties, standards of conduct and liabilities are captured in the Companies Act[18]. Directors have a legal obligation to act in the best interest of the Company, to act with due care, diligence and skill in discharging their duties as directors, to declare and avoid conflicts of interest with the Company and the Group and to account to the Company for any advantages gained in discharging their duties on behalf of the Company.

3.7.3

Directors may at any time request a meeting with the Chairman and will individually meet with the Chairman on an annual basis to discuss the Board and committee matters. The Chairman will invite non-executive directors from time to time to indicate whether they have a need to meet as a group without him/her and/or the executive management.

3.7.4

Directors have access to executive management and the Company Secretary for advice about the governance of the Company, group and Board procedures and may after consultation with the Chairman, obtain such external advice as they may consider necessary to properly discharge their duties to the Company.

3.7.5	The Nomination and Governance Committee is required to consider and approve the induction and training programme of directors.
3.8	The Company Secretary
3.8.1	The decision to appoint or remove the Company Secretary is a Board decision. The Board should be assisted by a competent, suitably qualified and experienced Company Secretary.
3.8.2

The Company Secretary provides a central source of guidance and support to the Board and within the Company on matters of good governance and changes in legislation. The Board is aware of the duties of the Company Secretary and empowers him/her to fulfil those duties. As gatekeeper of good governance, the Company Secretary maintains an arm’s length relationship with the Board and its directors as far as is reasonably possible.

3.8.3	The Company Secretary is not a director of the Company but has a direct channel of communication to the Chairman.
3.8.4	The Company Secretary is accountable to the Board to:
3.8.4.1	Ensure that Board procedures are followed and reviewed regularly;
3.8.4.2	Ensure that the applicable rules and regulations for the conduct of the affairs of the Board are complied with;
3.8.4.3	Maintain statutory records in accordance with legal requirements;

18 See sections 76 and 77 Companies Act

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3.8.4.4

Provide the Board as a whole, and individual Board members with detailed guidance as to how their responsibilities should be properly discharged in the best interest of the Company and on good governance;

3.8.4.5	Keep abreast of, and inform the Board of current corporate governance thinking and practice;
3.8.4.6	Assist the Nomination and Governance Committee with the appointment of directors;
3.8.4.7	Advise the Nomination and Governance Committee on all legal and regulatory matters, including legal frameworks and processes;
3.8.4.8	Advise the Nomination and Governance Committee with respect to all regulatory filing and public disclosure relating to the Company’s governance processes;
3.8.4.9	Assist with director induction and training programmes;
3.8.4.10	Ensure that the Board Charter and the Terms of Reference of Board committees are kept up to date and assist in drafting annual work plans;
3.8.4.11	Prepare and circulate Board and Board committee papers and elicit responses, input, feedback for Board and Board committee meetings;
3.8.4.12	Ensure preparation and circulation of minutes of Board and committee meetings; and
3.8.4.13	Assist with the evaluation of the Board, committees and individual directors.
4.	GOVERNANCE FRAMEWORK
4.1	The CEO has been delegated by the Board with all executive decision-making authority, except to the extent expressly reserved by the Board for decision-making.
4.2	The CEO is supported by the Group Executive Committee (GEC) which is accountable to him/her, and subject to the authority of the CEO.
4.3

The Company and the Group’s Limits and Delegations of Authority Framework authorises any member of the GEC to sign and execute any documents required to implement a decision taken by the CEO, the GEC or the Board, unless specifically indicated otherwise by the CEO, the GEC or the Board.

4.4	The Company has several direct and indirect subsidiaries[19] and is operated, managed and supported through operating model entities within the portfolios of the GEC members.
4.5

Unless otherwise provided for in terms of a joint venture or similar agreement entered into with a third party, all operating model entities and subsidiaries are subject to Group policies which prescribe and monitor minimum Group requirements and best practice in respect of matters such as governance, internal controls and internal controls over financial reporting, financial management, disclosure controls, risk management, legal compliance, safety, health and

19 Refer to the Annual Financial Statements of the Company for a list of its significant operating entities

15 Sasol Limited Board Charter Latest revision approved: 21 February 2025 environmental management, internal audit, ethics and human rights management, human resource management, information management, stakeholder management and sustainability.

4.6

Group functions are operating model entities which support the businesses, systems, processes and capacity to ensure adherence by all subsidiaries and operating model entities to minimum Group requirements.

5.	DISCLOSURE AND CONFLICTS OF INTEREST
5.1

In terms of the Companies Act[20] and the MOI[21] a director who has a personal financial interest in respect of a matter to be considered at a Board meeting, or knows that a related person has a personal financial interest in the matter:

5.1.1	must disclose the general nature of the interest before the matter is considered;
5.1.2	must disclose all material information known to the director to the meeting;
5.1.3	may disclose observations and insights relating to the matter if requested by the other directors to do so; and
5.1.4	may not be present at the meeting where the matter is discussed and may not participate in the consideration of the matter.
5.2

A director may disclose any personal financial interest in advance by delivering to the Company Secretary a notice setting out the nature and extent of the financial interest to be used until changed or withdrawn. A director who acquires a direct personal financial interest after an agreement or other matter has been approved by the Company, must promptly disclose the nature and extent of that interest to the Board.

5.3	Failure to make disclosure of interest in compliance with the Companies Act will render decisions, transactions or agreements invalid, unless subsequently ratified by shareholders or a court.
5.4

A director may disclose any personal financial interest in advance by delivering to the Company Secretary a notice setting out the nature and extent of the financial interest to be used until changed or withdrawn. The Company Secretary will submit all disclosures of interest to the Nomination and Governance Committee at the first subsequent meeting. The Nomination and Governance Committee is required to:

5.4.1	Consider all declarations of interest;
5.4.2	Report to the Board any conflicts of interests which require specific action by the Board;
5.4.3	Categorise directors for governance purposes as executive directors, non-executive directors and independent non-executive directors and report any concerns in this regard to the Board.
5.5	Enduring material conflicts of interest are regarded by the Board as incompatible with the fiduciary duties of directors. Directors are appointed on the express understanding and

20 Section 75 of the Companies Act

21 Clause 28 of the MOI

16 Sasol Limited Board Charter Latest revision approved: 21 February 2025 agreement that they may be removed by the Board if and when they develop an actual or prospective material, enduring conflict of interest with the Company or a Group company.

5.6	As a general principle, no director shall co-invest with the Company or a Group Company in any project in which the Company or Group Company invests.
6.	POLICY IN RESPECT OF CORPORATE GOVERNANCE AND RISK MANAGEMENT
6.1

The Company complies with all applicable corporate governance legislation. It is also the policy of the Company to apply the principles of the King IV Report on Corporate Governance for South Africa 2016 to the extent that they advance effective business leadership. In addition, the Company’s corporate governance practices are reviewed frequently in view of changes to the Company and national and international developments in respect of corporate governance in order to proactively adapt the corporate governance practices of the Company should it be in the best interests of the Company to do so.

6.2

The Board directly assumes responsibility for the governance of risk; it approves Sasol’s risk policy that gives effect to its set direction on risk, ensuring that Sasol’s strategy takes account of the risks and opportunities Sasol may be exposed to. The Board also approves Sasol’s risk profile[22] and risk appetite and tolerance levels, ensuring that risks are managed within these levels and considers the risk environment based on materiality and changes in the external, transactional and internal environments.

6.3

To support the Board in ensuring effective risk management oversight, the Board committees are responsible for ensuring the effective monitoring of risks, in compliance with Sasol’s Enterprise Risk Management Framework, risk policy and profile, within the ambit of each Committee’s scope. In monitoring and providing oversight on Sasol’s risk, each committee will consider potential opportunities as appropriate.

7.	DEALING IN THE SECURITIES OF THE COMPANY
7.1

All directors of the Company and its major subsidiaries are required to adhere to the Company’s policy on dealing in the Company’s securities, which is designed to prevent insider trading in terms of the Financial Markets Act, 2012.[23]

7.2

The Company Secretary should be notified of any dealing by a director in the securities of the Company. In terms of the JSE requirements the Company is required to promptly announce all dealings in the securities of the Company.

8.	PERFORMANCE EVALUATION: BOARD, BOARD COMMITTEES AND INDIVIDUAL DIRECTORS AND MEMBERS OF COMMITTEES
8.1

A formal evaluation of the Board, its committees and individual directors, including the Chairman, must be performed, either externally facilitated or not in accordance with methodology agreed with the Chairman of the Board, at least every two years. Every alternate

22 Also referred to as the Sasol risk landscape

23 Refer to https://www.sasol.com/investor-centre/corporate-governance/board-charter for Sasol’s policy on dealing in securities

17 Sasol Limited Board Charter Latest revision approved: 21 February 2025 year, opportunity is provided for reflection and discussion by the Board of its performance and that of its committees, its chair and its members as a whole.

8.2

The Nomination and Governance Committee is responsible to review the effectiveness of the Board and Board committees and its individual members. For this purpose, the Nomination and Governance Committee adopts an appropriate methodology to perform the performance evaluations.

8.3

The Lead Independent Director, or in the absence of a Lead Independent Director, an independent non-executive director appointed by the Board, shall ensure that the performance of the Chairman is evaluated and shall chair those portions of meetings at which the Chairman’s performance appraisal is discussed.

9.	POLICY IN RESPECT OF BUSINESS RESCUE PROCEEDINGS OR OTHER TURNAROUND MECHANISMS
9.1	The Board shall continuously monitor the solvency and liquidity of the Company and shall obtain adequate assurances from management about the solvency and liquidity of Group companies.
9.2

As soon as the Company is financially distressed as defined in the Companies Act, the Board shall consider business rescue proceedings or other turnaround mechanism and implement such steps as required by the Companies Act.

10.	POLICY IN RESPECT OF DISPUTE RESOLUTION
10.1

It is the policy of the Company to ensure that internal and external disputes are resolved as effectively and expeditiously as possible. To this end consideration shall be given in respect of each financial and reputational material dispute whether settlement, litigation, arbitration, mediation or other forms of alternative dispute resolution would be the most effective methodology to resolve a dispute in the best interests of the Company.

10.2

The merits of claims against the Company or Group companies or allegations of misconduct or non-compliance against the Company or a Group company should be investigated thoroughly before a final decision is made to defend the claim or not to act in respect of an allegation of misconduct or non-compliance.

10.3

If non-compliances are uncovered, consideration should be given to engage with the relevant authorities or, if relevant, to apply for leniency if it would be in the interest of the Company or a Group company.

10.4

The validity and veracity of reasons for defending a claim against the Company or the Sasol group should be confirmed before the commencement of formal legal proceedings to institute a legal action by way of formal legal proceedings.

10.5	The authority to make decisions in respect of dispute resolution and to represent the Company or a Group company is governed by the delegations of authority as approved by the Board from time to time.

18 Sasol Limited Board Charter Latest revision approved: 21 February 2025

11.	MEMORANDUM OF INCORPORATION
11.1

This Board Charter is not intended to replace or amend the MOI in any way whatsoever. In the event of a conflict between the MOI and the Board Charter, the provisions of the MOI shall prevail. The Board Charter is also not intended to contain a comprehensive summary of the applicable legal principles. Board members requiring advice in respect of any matter referred to in this Charter should consult the Company Secretary in this regard.

19 Sasol Limited Board Charter Latest revision approved: 21 February 2025